SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

Notification of voting rights pursuant to sec. 25a WpHG

We received the following notification pursuant to sec. 25a WpHG on July 08, 2013:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany

2. Notifier:
UBS AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
03.07.2013

6. Total amount of voting rights:
5.19% (equals 5306340 voting rights) calculated from the following total number of voting rights issued: 102214525

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25a WpHG:
0.92% (equals 944061 voting rights)

thereof held indirectly:
0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
1.42% (equals 1448332 voting rights)

thereof held indirectly:
0.00% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
2.85% (equals 2913947 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25a WpHG:

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity: Expiration date:
13.07.2017

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity: Expiration date:
02.02.2015

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity: Expiration date:
17.01.2014

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity: Expiration date:
01.04.2016

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 03.02.2020

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 22.02.2018

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 15.01.2018

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 31.10.2022

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 01.03.2017

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 04.05.2018

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 10.01.2018

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 04.02.2015

ISIN or name/description of the financial/other instrument:
Equity Swaps Maturity:
Expiration date: 19.07.2017

Furthermore we received the following notification pursuant to sec. 25a WpHG on July 08, 2013:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany

2. Notifier:
UBS AG, Zurich, Switzerland

3. Triggering event:
Falling below threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
04.07.2013

6. Total amount of voting rights:
4.54% (equals 4643618 voting rights) calculated from the following number of voting rights issued:
102214525

7. Detailed information on the voting rights proportion:

Voting Rights proportion based on financial/other instruments pursuant to sec. 25a WpHG:
0.94% (equals 956199 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
1.42% (equals 1455110 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights pursuant to sec. 21,22 WpHG:
2.18% (equals 2232309 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 02.02.2015

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 17.01.2014

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 03.02.2020

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 22.02.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 15.01.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 31.10.2022

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 01.03.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 04.05.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 10.01.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 04.02.2015

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity:
Expiration date: 19.07.2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	July 10, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO